J.P.Morgan

JPMorgan Double Short Treasury Futures ETNs

You are invited to a webinar to introduce the JPMorgan Double Short Treasury Future ETNs

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OVERVIEW

The Double Short US 10 Year Treasury Futures ETN and the JPMorgan Double Short US Long Bond Treasury Futures ETN (the "ETN" or together the "ETNs") are designed for investors who want to monetize and leverage a rising rates view at the relevant point on the US Treasury curve through a decline in the applicable index. This allows for the possibility, subject to the resetting leverage feature, to profit from a rising rates view.

The ETNs are inversely linked to the performance of either the NYSE US 10 Year Treasury Futures Index or the NYSE US Long Bond Treasury Futures Index (each an "Index" or together the "Indices"). The Indices seek to replicate the returns of maintaining a long position in the medium or longer dated end of the US Treasury curve. Medium is generally defined as 6-10 years and long as 15-25 years. The ETNs provide double inverse leveraged exposure to the indices so that you benefit from a fall in the price of the index due to a rise in prevailing rates.

Investors can trade the ETNs on the NYSE Arca or receive a cash payment at maturity or upon early repurchase[1], based on the leveraged inverse performance of the Indices, compounded from one reset period to the next, less investor fees* and the repurchase[1] fee, if applicable.

The ETNs are not intended to be long-term investments and are designed for investors who understand risk inherent in leveraged products. Investors should be willing to actively monitor their investment in the ETNs. The ETNs are senior unsecured obligations of JPMorgan Chase & Co. and are subject to optional early redemption at the discretion of JPMorgan Chase & Co. after one year.

Benefits of Investing in the ETNs

■ Provide double inverse leveraged exposure to the Index

■ Potential for appreciation in the value of the ETNs during any single reset period in which the Index declines

■ May be used to implement a bearish view on the Index

■ Exchange traded liquidity provided by the NYSE Arca

■ Reasonable to treat as generating capital gain and loss

ETN Details

JPMorgan Double Short US 10 Year Treasury Futures ETN

Ticker	DSXJ
Intraday Indicative Value Ticker	DSXJ.IV**
Index	NYSE US 10 Year Treasury Futures Index (USTTEN)
Inception Date	On or about October 4, 2010
Primary Exchange	NYSE Arca
Investor Fee	0.85% per annum*
Maturity Date	September 30, 2025

JPMorgan Double Short US Long Bond Treasury Futures ETN

Ticker	DSTJ
Intraday Indicative Value Ticker	DSTJ.IV**
Index	NYSE US Long Bond Treasury Futures Index (USTLBD)
Inception Date	On or about October 4, 2010
Primary Exchange	NYSE Arca
Investor Fee	0.85% per annum*
Maturity Date	September 30, 2025

*The investor fee is deducted daily from the closing note value.
**The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

Certain risks associated with the ETNs

■ The ETNs do not pay interest, may result in a loss and expose you to JPMorgan Chase & Co. credit risk

■ The ETNs may not have an active trading market and may not continue to be listed over their term

■ The Issuer's obligation to repurchase the ETNs is subject to substantial minimum size restrictions

■ The investor fee / repurchase fee will reduce returns

■ The amount you receive upon our redemption might be less than your proceeds upon a sale at your election

The NYSE US Long Bond Treasury Futures Index and the NYSE US 10 Year Treasury Futures Index

The NYSE US 10 Year Treasury Futures Index and the NYSE US Long Bond Treasury Futures Index are maintained and calculated by NYSE Arca. The Indices aim to replicate the returns of maintaining a continuous rolling long position in CBOT U.S. Treasury Bond futures contracts at the appropriate point of the curve. At any given time, the Indices reference a single CBOT US Treasury bond futures contract that is either closest to expiration (the "near futures contract") or the futures contract scheduled to expire immediately following the near futures contract.

Historical hypothetical performance of the Indices



Sources: Bloomberg, JPMorgan. **Hypothetical and/or actual historical performance is not indicative of future results. The Index was established on August 11, 2010.**

Historical hypothetical Index and ETN returns

	3 Month Return	1 Year Return	3 Year Return (Ann.)
NYSE US Long Bond Treasury Futures Index	11.22%	16.35%	10.02%
JPMorgan Double Short US Long Bond Treasury Futures ETNs	N/A	N/A	N/A
NYSE US 10 Year Treasury Futures Index	5.48%	11.02%	9.53%
JPMorgan Double Short US 10 Year Treasury Futures ETNs	N/A	N/A	N/A

Sources: Bloomberg, JPMorgan. Calculated as of Sept 30, 2010. Returns are calculated as compounded returns over the period. Hypothetical and/or actual historical performance is not indicative of future results. There is no assurance that the ETNs will outperform or inversely outperform any alternative investment strategy.

How is the leverage reset in the ETNs?

The ETNs employ a new leverage reset mechanism that aims to:

■ reduce the frequency of leverage resets, and
■ maintain the exposure of the ETNs within a defined range of 180-220%.

The dual effect of these control mechanisms is to better mitigate some of the tracking error of daily resetting instruments while simultaneously attempting to ensure that the leverage remains controlled within a predetermined range between two reset dates[2].

The ETNs rebalance exposure to the Index on reset dates. Due to the compounding effect of the inverse leveraged performance of the Index, the cumulative percentage increase or decrease in the ETNs over a period longer than a reset period may diverge significantly in amount and possibly direction when compared to -200% of the cumulative percentage index performance over the same period.

Historical hypothetical Index correlations

	Correlation* to NYSE US 10 Year Treasury Futures Index	Correlation* to NYSE US Long Bond Treasury Futures Index
JPMorgan GBI US Bond Index	0.98	0.97
S&P 500 Index	-0.29	-0.27
Dow Jones UBS Commodity Index	-0.14	-0.15

Sources: Bloomberg, JPMorgan. Calculated as of Sept 30, 2010. Based on daily returns since Feb 26, 1999 which is the first date on which hypothetical historical data is available for the Index. Hypothetical and/or actual historical performance is not indicative of future results. There is no assurance that the ETNs will outperform or inversely outperform any alternative investment strategy.

*Correlation refers to the degree to which the relevant market measure changes relative to changes in the NYSE US Long Bond Treasury Futures Index

For more information and for additional key risks see the Strategy Guide at:

http://www.sec.gov/Archives/edgar/data/19617/000095010310002749/dp19284_fwp.pdf

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-155535

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. These financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.

1. Investors may request on a daily basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a Repurchase Fee of 0.125%, as further described in the relevant pricing supplement.

2. The exposure amount with respect to a reset is determined as -200% times the closing note value on the determination day and is effected on the next trading day. Accordingly there is a one-trading day lag between when the exposure is determined and when it goes into effect. Please see the relevant pricing supplement for details.